NEWS RELEASE

September 8, 2009	Release 05-2009

WESTERN COPPER IDENTIFIES SIGNIFICANT ZONES OF POTENTIAL MINERALIZATION AT CASINO

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to announce that preliminary results from a Quantec Titan 24 deep penetration geophysical survey (“Quantec Survey”) at its wholly owned Casino Project, located in the Yukon, have identified several zones of potential mineralization outside of the historical mineralization limits (see attached figures).

Complete assays have been received for only one hole, CAS-014, drilled on the edge of one of the potential mineralized zones 500 meters outside of the historical mineralization limit (see attached figures). These assays indicate the existence of copper, gold and molybdenum mineralization, but at below ore grades.

Dale Corman, President & CEO said “We are very encouraged by the results of the Quantec Survey and initial drilling. The recent drill hole, CAS-014, confirms copper mineralization outside of the currently proposed pit and suggests there is a great potential to expand the Casino resource. We’ve now completed just under 6,000 meters of drilling in 21 holes, and will include these in an updated resource calculation when assays become available.”

The Quantec Survey was conducted in July 2009 and consisted of nine lines at 300 m spacing to cover an area of approximately 5.8 km2. This survey collected data for three geophysical events: direct current resistivity (DC), induced polarization (IP), and magnetotellurics (MT). The Quantec Survey measured IP to depths of 750 meters and MT to depths of 1.5 kilometers. This data was interpreted by Quantec geophysicists working with Western Copper geologists to identify a series of drill hole targets.

Western Copper’s previously announced 10,000 meter drilling program to convert 200 million tonnes of inferred material to measured and indicated has been modified to include drilling of targets identified by the Quantec Survey.

The Casino Project has NI 43-101 compliant proven & probable reserves of 4.4 billion lb of copper, 8 million oz of gold and 475 million lb of molybdenum, contained in approximately 1 billion tonnes of ore. A positive pre-feasibility study was completed in June 2008 projecting a 30 year mine life with a 20.4% pre-tax IRR, C$1.8 billion NPV (8%) and a 3.8 year payback period. The Casino Project has an additional 200 million tones of NI 43-101 inferred resources.

The exploration program is being supervised by Scott Cassleman, P.Geo., a qualified person as defined by the National Policy instrument 43-101.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

ABOUT WESTERN COPPER CORPORATION

Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
President & CEO

For more information please contact Paul West-Sells, EVP Corporate Development or Chiara Orrigoni, Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Drill Holes from Previous Exploration Programs
Approximate Pit Outline
Approximate CAS-014 Drill Hole Location
Zones with IP chargeability of > 50 milliradians

Figure 1: 3-D visualization showing IP chargeability zones (red) in relation to the approximate pit outline and drill holes from previous exploration programs (1969-1971, 1992-1994). Approximate location of new drill hole CAS-014 shown in yellow. IP chargeability zones (red) are isoshells interpolated from vertical 2D inversion sections of IP chargeability along the survey lines.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

Figure 2: Map of Casino Site showing location of drill hole CAS-014 relative to previous drill holes and historical mineralization limit.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com